Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s
Discussion and Analysis
MONTREAL, QUEBEC, July 31, 2006
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its consolidated subsidiaries, excluding its interest in Norampac Inc. (“Norampac”) and other joint ventures. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.
In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this MD&A.
SECOND QUARTER 2006 OVERVIEW

During the second quarter of 2006, our operating profit from continuing operations improved when compared to the first quarter of 2006. Although our earnings were negatively impacted by lower shipments for paper and pulp, lower average selling prices for lumber and the continued strengthening of the Canadian dollar, we benefited from higher average selling prices for paper, pulp and packaging products, higher shipments for corrugated containers and the realization of savings stemming from our restructuring initiatives. As at March 31, 2006, our Cornwall pulp and paper mill and Ottawa paper mill, and as at June 30, 2006, our Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down.
Because we continue to sell certain products formerly produced at the Cornwall and Ottawa paper mills, under GAAP, those operations remain in our continuing operations. However, effective in the second quarter of 2006, the information pertaining to our Vancouver paper mill will no longer be included in our Papers business but will be presented as a discontinued operation and assets held for sale. Accordingly, amounts for prior periods have been restated to reflect this presentation.

[1]	Our 2005 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate four pulp and paper facilities in Canada (reflecting the permanent closure of the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006 and the permanent closure of the Vancouver coated paper mill in the second quarter of 2006) and five in the United States, with an aggregate annual paper production capacity of approximately 2.3 million tons, complemented by strategically located warehouses and sales offices. Approximately 65% of our paper production capacity is located in the United States, and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates the principal paper products we produce and our annual paper production capacity.

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. We permanently closed the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006, and the Vancouver paper mill in the second quarter of 2006. These permanent closures, impacting 450,000 tons of paper, have been assumed to be effective as at January 1, 2006 and have been reflected in the above capacity.
We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. For the first six months of 2006, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 263,000 tonnes.
     Our Papers business is our most important segment, representing 53% of consolidated sales in the first six months of 2006, or 60% when including sales of Domtar paper through our own Paper Merchants business.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 23% of consolidated sales in the first six months of 2006, or 16% when excluding sales of Domtar paper.
WOOD
Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate eight sawmills (four in Quebec, following the permanent closure of the Grand-Remous and Malartic sawmills in the second quarter of 2006, and four in Ontario) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 17 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 11% of consolidated sales in the first six months of 2006.
PACKAGING
Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.
     Norampac’s network of 26 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.45 million tons, directly or indirectly supply essentially all the containerboard requirements of the corrugated packaging plants. Our Packaging business represented 13% of consolidated sales in the first six months of 2006.
BUSINESS STRATEGY
Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.
Our business strategies are to continue to:
•	anticipate and meet the needs of our customers in order to enhance customer loyalty

•	improve the productivity of our mills and the quality of our products and services

•	broaden our distribution capabilities

•	grow through acquisitions and alliances within our areas of expertise

•	maintain strict financial discipline

•	foster the personal growth and participation of employees

•	act as a responsible corporate citizen.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF FINANCIAL RESULTS

		Three months ended		Six months ended
		June 30		June 30
FINANCIAL HIGHLIGHTS		2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales		1,159	1,267	2,350	2,503

EBITDA from continuing operations[1]		104	131	178	257
Excluding specified items[2]		122	131	187	258

Operating profit from continuing operations[1]		26	37	20	75
Excluding specified items[2]		44	39	29	78

Earnings (loss) from continuing operations		(3)	6	(25)	19
Excluding specified items[2]		3	7	(27)	19

Earnings (loss) from continuing operations per share (in dollars):
Basic		(0.01)	0.02	(0.11)	0.08
Basic, excluding specified items[2]		0.01	0.03	(0.12)	0.08

Net earnings (loss)		(9)	2	(33)	12

Net earnings (loss) per share (in dollars):
Basic		(0.04)	0.01	(0.15)	0.05
Diluted		(0.04)	0.01	(0.15)	0.05

Operating profit from continuing operations, excluding specified items, per segment[2]:
Papers		36	10	14	23
Paper Merchants		3	4	7	9
Wood		(9)	11	(15)	17
Packaging		14	14	21	25
Corporate		—	—	2	4

Total		44	39	29	78

Average exchange rates	CAN$	1.122	1.244	1.138	1.236
	US$	0.891	0.804	0.879	0.809

Dividends per share (in dollars):
Series A Preferred Shares		0.57	0.56	1.13	1.13
Series B Preferred Shares		0.25	0.19	0.48	0.38
Common shares		—	0.06	—	0.12

	As at	As at
	June 30,	Dec. 31,
	2006	2005

Total assets	4,923	5,192

Total long-term debt, including the portion due within one year	2,176	2,259

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to earnings from continuing operations (see “EBITDA” table). Operating profit from continuing operations is also a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on EBITDA and operating profit from continuing operations as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit from continuing operations) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit from continuing operations measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results from period to period. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     To measure our performance and that of our business segments from period to period without regard to variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items. Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.

SPECIFIED ITEMS Three months ended June 30	2006				2005
(In millions of Canadian dollars, unless otherwise noted)

				EARNINGS (LOSS)				EARNINGS
			EARNINGS	FROM				FROM
		OPERATING	(LOSS)	CONTINUING		OPERATING	EARNINGS	CONTINUING
		PROFIT FROM	FROM	OPERATIONS PER		PROFIT FROM	FROM	OPERATIONS
		CONTINUING	CONTINUING	SHARE		CONTINUING	CONTINUING	PER SHARE
	EBITDA	OPERATIONS	OPERATIONS	(IN DOLLARS)	EBITDA	OPERATIONS	OPERATIONS	(IN DOLLARS)
As per GAAP*	104	26	(3)	(0.01)	131	37	6	0.02

Specified items
Gain on sales of property, plant and equipment (i)	—	—	—		(4)	(4)	(3)
Closure and restructuring costs (ii)	19	19	13		8	10	6
Unrealized mark-to-market (gains) losses (iii)	(1)	(1)	(1)		(1)	(1)	(1)
Foreign exchange (gains) losses on long-term debt (v)	—	—	(2)		—	—	1
Insurance recoveries (vi)	—	—	—		(3)	(3)	(2)
Income tax legislation modification (vii)	—	—	(4)		—	—	—

	18	18	6	0.02	—	2	1	0.01

Excluding specified items	122	44	3	0.01	131	39	7	0.03

*	Except for EBITDA and operating profit (loss) from continuing operations, which are non-GAAP measures.

SPECIFIED ITEMS Six months ended June 30	2006				2005
(In millions of Canadian dollars, unless otherwise noted)

								EARNINGS
				LOSS FROM				FROM
		OPERATING		CONTINUING		OPERATING	EARNINGS	CONTINUING
		PROFIT FROM	LOSS FROM	OPERATIONS		PROFIT FROM	FROM	OPERATIONS
		CONTINUING	CONTINUING	PER SHARE		CONTINUING	CONTINUING	PER SHARE
	EBITDA	OPERATIONS	OPERATIONS	(IN DOLLARS)	EBITDA	OPERATIONS	OPERATIONS	(IN DOLLARS)
As per GAAP*	178	20	(25)	(0.11)	257	75	19	0.08

Specified items
Gain on sales of property, plant and equipment (i)	—	—	—		(7)	(7)	(6)
Closure and restructuring costs (ii)	22	22	15		14	16	10
Unrealized mark-to-market (gains) losses (iii)	(6)	(6)	(4)		(3)	(3)	(2)
Legal settlements (iv)	(7)	(7)	(7)		—	—	—
Foreign exchange (gains) losses on long-term debt (v)	—	—	(2)		—	—	—
Insurance recoveries (vi)	—	—	—		(3)	(3)	(2)
Income tax legislation modification (vii)	—	—	(4)		—	—	—

	9	9	(2)	(0.01)	1	3	—	—

Excluding specified items	187	29	(27)	(0.12)	258	78	19	0.08

*	Except for EBITDA and operating profit (loss) from continuing operations, which are non-GAAP measures.
(i)	Our results reflect gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements. See “Closure and restructuring costs” for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include charges or revenues related to legal settlements. These charges or revenues are presented under “Selling, general and administrative” expenses in the financial statements.

(v)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

(vi)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the financial statements.

(vii)	Our results reflect modifications to income tax legislation which are included under “Income tax recovery” in the financial statements.
SECOND QUARTER 2006 VS SECOND QUARTER 2005 OVERVIEW

SALES OF $1.2 BILLION
Sales in the second quarter of 2006 amounted to $1,159 million, a decrease of $108 million or 9% from sales of $1,267 million in the second quarter of 2005. This decrease is mainly attributable to the permanent closure of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006 and the indefinite shut down of the Lebel-sur-Quévillon pulp mill, as well as the negative impact of an 11% rise in the period over period average value of the Canadian dollar relative to the U.S. dollar (from $0.804 to $0.891). In addition, average selling prices and shipments were lower in the Wood segment in the second quarter of 2006 versus the second quarter of 2005. These factors were partially offset by higher average selling prices and shipments in the second quarter of 2006 for paper and pulp.
OPERATING PROFIT FROM CONTINUING OPERATIONS OF $26 MILLION
Cost of sales decreased by $88 million or 8 % in the second quarter of 2006 compared to the second quarter of 2005 mainly due to the permanent closure of the Cornwall and Ottawa paper mills, effective at the end of the first quarter of 2006 and the indefinite shut down of the Lebel-sur-Quévillon pulp mill. Other factors causing a decrease in cost of sales included lower shipments for lumber, lower duties on our softwood lumber exports to the U.S., the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses and the Ontario government’s one-time retroactive reduction in Crown stumpage fees related to 2005 and 2006. These factors were partially offset by higher shipments for pulp and paper and higher freight and energy costs.
     Selling, general and administrative (SG&A) expenses decreased by $4 million or 7% in the second quarter of 2006 compared to the second quarter of 2005. SG&A in the second quarter of 2006 included unrealized mark-to-market gains of $1 million, while SG&A in the second quarter of 2005 included a gain of $4 million realized on the sale of the Senneville, Quebec facility, insurance recoveries of $3 million as well as unrealized mark-to-market gains of $1 million. When excluding these specified items, SG&A decreased by $11 million or 16% compared to the second quarter of 2005. This decrease was mainly attributable to the realization of savings stemming from restructuring activities and the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, partially offset by higher pension expenses.
     Operating profit from continuing operations in the second quarter of 2006 amounted to $26 million compared to an operating profit from continuing operations of $37 million in the second quarter of 2005. Excluding specified items, operating profit from continuing operations totaled $44 million in the second quarter of 2006 compared to an operating profit from continuing operations of $39 million in the second quarter of 2005. The $5 million increase in operating profit from continuing operations excluding specified items was largely attributable to higher average selling prices for paper and pulp, higher shipments for pulp and paper, excluding the impact of mills that were permanently closed, the realization of savings stemming from restructuring activities and the decrease in duties on our softwood lumber exports to the U.S. These factors were partially offset by the $38 million negative impact of a stronger Canadian dollar (including the effect of our hedging program), lower average selling prices and shipments for lumber as well as higher freight and energy prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS
     EBITDA for the second quarter of 2006 compared to the second quarter of 2005, as well as for the six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005 was as follows:

	Three months ended June 30		Six months ended June 30
EBITDA	2006	2005	2006	2005
(In millions of Canadian dollars)

Earnings (loss) from continuing operations	(3)	6	(25)	19
Income tax recovery	(10)	(7)	(32)	(15)
Financing expenses	41	39	80	73
Amortization of deferred gain	(2)	(1)	(3)	(2)
Amortization	78	92	158	180
Closure and restructuring costs (portion related to fixed asset write-downs)	—	2	—	2

EBITDA	104	131	178	257

SPECIFIC COST REDUCTION INITIATIVES
Since 2004, the Corporation has made an ongoing commitment to adjust production to meet its customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions throughout the organization.
     In 2004, we announced several initiatives aimed at achieving a run-rate of $100 million in annual cost reductions by the end of 2005. As at December 31, 2005, we had achieved our goal to deliver $100 million of annualized savings stemming from these initiatives.
     In November 2005, still faced with a number of economic conditions that adversely impacted our business, such as higher energy prices and the rapid rise of the Canadian dollar, we announced a series of additional targeted measures aimed at returning the Company to profitability. The measures included the following initiatives:
•	The permanent closure of our Cornwall pulp and paper mill, effective at the end of the first quarter of 2006, which eliminated approximately 910 permanent positions (including the 390 positions already affected by the indefinite shutdown of the pulp mill, paper machine and sheeter announced in late 2004). This resulted in the permanent curtailment of 265,000 tons of uncoated and coated printing grades, as well as 145,000 tonnes of pulp (including 85,000 tons of paper and 145,000 tonnes of pulp impacted by the indefinite shutdown announced in late 2004);

•	The permanent closure of our Ottawa paper mill, effective at the end of the first quarter of 2006, which eliminated approximately 185 permanent positions and resulted in the permanent curtailment of 65,000 tons of paper;

•	The permanent closure of our Vancouver coated paper mill, effective at the end of the second quarter of 2006, which eliminated approximately 285 permanent positions and resulted in the permanent curtailment of 120,000 tons of coated paper;

•	The permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, which eliminated approximately 200 permanent positions;

•	Further measures to reduce costs, as follows:
•	Reducing SG&A expenses by permanently eliminating approximately 100 corporate and divisional permanent positions, as well as other SG&A expenses;

•	Implementing further cost reductions at the mill level by eliminating approximately 200 operational positions;

•	Consolidating North American administrative offices in Montreal and Cincinnati.
     In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue to provide our customers with products, services and solutions that meet their needs.
     We believe that these actions, as well as the decision to suspend our common share dividend, will improve our cash flow and help us return to profitability.

MANAGEMENT’S DISCUSSION AND ANALYSIS
CLOSURE AND RESTRUCTURING COSTS
Closure and restructuring costs for the second quarter of 2006 compared to the second quarter of 2005, were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2006	2005	2006	2005
(In millions of Canadian dollars)

Costs related to the permanent closures of our Cornwall and Ottawa paper mills (severance and termination costs, as well as $1 million for write-down of inventory)	6	—	8	—
Costs, net of reversals of provisions, related to specific cost reduction initiatives (severance, termination, training, outplacement costs and other)	13	5	13	8
Costs related to the indefinite closure of a paper machine, a sheeter and pulp mill at our Cornwall paper mill	—	3	—	6
Costs related to the permanent closure of Norampac’s paper machine at its Red Rock containerboard plant and write-down of assets related to permanent closure of Norampac’s Buffalo corrugatged products plant	—	2	1	2

Total closure and restructuring costs	19	10	22	16

NET LOSS OF $9 MILLION
Net loss for the second quarter of 2006 amounted to $9 million ($0.04 per common share) compared to net earnings of $2 million ($0.01 per common share) in the second quarter of 2005. Excluding specified items, earnings from continuing operations amounted to $3 million ($0.01 per common share) in the second quarter of 2006 compared to earnings from continuing operations of $7 million ($0.03 per common share) in the second quarter of 2005. The $4 million decrease in earnings from continuing operations, excluding specified items was mainly attributable to the factors mentioned above.
SIX MONTHS ENDED JUNE 30, 2006 VS
SIX MONTHS ENDED JUNE 30, 2005 OVERVIEW

SALES OF $2.4 BILLION
Sales for the first six months of 2006 amounted to $2,350 million, a decrease of $153 million or 6% from sales of $2,503 million in the first six months of 2005. This decrease is mainly attributable to the permanent closures of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of the Lebel-sur-Quévillon pulp mill, the negative impact of a 9% rise in the year-to-year over year-to-year average value of the Canadian dollar relative to the U.S. dollar (from $0.809 to $0.879) and lower average selling prices and shipments for lumber products. These factors were partially offset by higher average selling prices and shipments for paper and pulp.
OPERATING PROFIT FROM CONTINUING OPERATIONS OF $20 MILLION
Cost of sales decreased by $81 million or 4% in the first six months of 2006 compared to the first six months of 2005. This decrease is mainly attributable to the permanent closures of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of the Lebel-sur-Quévillon pulp mill, lower average selling prices and shipments for lumber, lower duties on our softwood lumber exports to the U.S., the Ontario government’s one-time retroactive reduction in Crown stumpage fees related to 2005 and 2006 and the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses. These factors were partially offset by higher shipments for paper and pulp, excluding the impact of mills that were permanently closed and higher freight and energy costs.
     Selling, general and administrative (SG&A) expenses decreased by $1 million or 1% in the first six months of 2006 compared to the first six months of 2005. SG&A in the first six months of 2006 included income of $7 million from a legal settlement and unrealized mark-to-market gains of $6 million, while SG&A in the first six months of 2005 included a gain of $4 million realized on the sale of the Senneville, Quebec facility, a gain of $3 million realized on disposal of property, plant and equipment following the closure of Norampac’s Concord corrugated

MANAGEMENT’S DISCUSSION AND ANALYSIS
products plant, insurance recoveries of $3 million as well as unrealized mark-to-market gains of $3 million. When excluding these specified items, SG&A decreased by $1 million or 1% compared to the first six months of 2005. This decrease was mainly attributable to the realization of savings stemming from restructuring activities, partially offset by higher pension expenses.
     Operating profit from continuing operations in the first six months of 2006 amounted to $20 million compared to an operating profit from continuing operations of $75 million in the first six months of 2005. Excluding specified items, operating profit from continuing operations totaled $29 million in the first six months of 2006 compared to an operating profit from continuing operations of $78 million in the first six months of 2005. Excluding specified items, the $49 million decrease in operating profit from continuing operations was largely attributable to the $67 million negative impact of a stronger Canadian dollar (including the effect of our hedging program), lower average selling prices and shipments for lumber products, as well as higher costs for energy and freight.. These factors were partially offset by higher average selling prices and shipments for paper and pulp and lower duties on our softwood lumber exports to the U.S.
NET LOSS OF $33 MILLION
Net loss for the first six months of 2006 amounted to $33 million ($0.15 per common share) compared to net earnings of $12 million ($0.05 per common share) in the first six months of 2005. Excluding specified items, loss from continued operations amounted to $27 million ($0.12 per common share) in the first six months of 2006 compared to earnings from continued operations of $19 million ($0.08 per common share) in the first six months of 2005. The $46 million deterioration in loss from continued operations excluding specified items was mainly attributable to the factors mentioned above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PAPERS

	Three months ended		Six months ended
		June 30		June 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales
Total sales	693	743	1,405	1,482
Intersegment sales to Paper Merchants	(68)	(68)	(151)	(139)

	625	675	1,254	1,343

EBITDA	74	77	115	154
Closure and restructuring costs[1]	18	8	20	14
Legal settlements[1]	—	—	(6)	—
Unrealized mark-to-market (gains) losses[1]	1	(2)	1	(5)
Gain on sales of property, plant and equipment[1]	—	(4)	—	(4)

EBITDA, excluding specified items	93	79	130	159

Operating profit (loss) from continuing operations	17	8	(1)	18
Closure and restructuring costs[1]	18	8	20	14
Legal settlements[1]	—	—	(6)	—
Unrealized mark-to-market (gains) losses[1]	1	(2)	1	(5)
Gain on sales of property, plant and equipment[1]	—	(4)	—	(4)

Operating profit from continuing operations, excluding specified items	36	10	14	23

Shipments from continuing operations
Paper (in thousands of ST)	572	597	1,205	1,213
Pulp (in thousands of ADMT)	154	141	289	273

Paper shipments by product offering (%) from continuing operations:
Copy and offset grades	62	57	61	58
Uncoated commercial printing & publication and premium imaging grades	15	18	15	17
Coated commercial printing & publication grades	6	9	7	9
Technical and specialty grades	17	16	17	16

Total	100	100	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	890	843	855	830
Offset 50 lb rolls (US$/ton)	840	753	803	743
Coated publication, no. 3, 60 lb rolls (US$/ton)	910	920	905	895
Pulp NBSK — U.S. market (US$/ADMT)	707	653	680	662
Pulp NBHK — Japan market[3] (US$/ADMT)	572	538	557	518

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3]	Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Papers business amounted to $625 million in the second quarter of 2006, a decrease of $50 million or 7% from sales of $675 million in the second quarter of 2005. This decrease in sales was mainly attributable to the closure of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of Lebel-sur-Quévillon pulp mill and the negative impact of an 11% rise in the quarter-over-quarter average value of the Canadian dollar. These factors were partially offset by higher average selling prices and shipments for paper and pulp. For the six-month period ended June 30, 2006, sales for pulp and paper decrease by $89 million compared to the six-month period ended June 30, 2005 for the same reasons as noted above.
     Operating profit from continuing operations in our Papers business totaled $17 million in the second quarter of 2006 (or $36 million when excluding specified items) compared to an operating profit from continuing operations of $8 million (or $10 million when excluding specified items) in the second quarter of 2005. Excluding specified items, the $26 million improvement in operating profit from continuing operations is largely the result of higher average selling prices and shipments for paper and pulp excluding the impact of mills that were permanently closed and the realization of savings stemming from restructuring activities, partially offset by the negative impact of a stronger Canadian dollar and higher costs for energy and freight. For the six-month period ended June 30, 2006, operating loss from continuing operations totaled $1 million (or an operation profit from continuing operations of $14 million when excluding specified items) compared to an operation profit from continuing operations of $18 million (or $23 millions when excluding specified items) for the six-month period ended June 30, 2005. Excluding specified items, the operating profit from continuing operation decrease by $9 million compared to the six-month period ended June 30, 2005, largely the result of the negative impact of a stronger Canadian dollar and higher costs for energy and freight, partially offset by higher average selling prices and shipments for pulp and paper and investment tax credits related to research and development expenditures from prior years.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in the second quarter of 2006 compared to the second quarter of 2005. With the exception of offset grades, our average transaction prices denominated in Canadian dollars decreased in the second quarter of 2006 compared to the second quarter of 2005 as the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.
     Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 8% in the second quarter of 2006, compared to the second quarter of 2005. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 34% of our paper sales in the second quarter of 2006, were higher on average by US$75/ton and US$103/ton, respectively, in the second quarter of 2006 compared to the second quarter of 2005. At the beginning of the second quarter of 2006 a US$60/ton price increase for both cut-size copy and offset rolls was implemented and an additional US $60/ton increase was announced mid June on cut-size copy paper and is in the process of being implemented.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$29/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$19/tonne in the second quarter of 2006 compared to the second quarter of 2005. In April and May 2006, a US$30/tonne price increase was implemented for softwood pulp and a US$10/tonne price increase was implemented in June 2006. A subsequent US$20/tonne price increase was announced for softwood pulp effective July 1, 2006. Effective April 2006 a US$5/tonne price increase was implemented for hardwood pulp and a subsequent US$25/tonne increase was announced and effective July 1, 2006.
OPERATIONS
Shipments
Our paper shipments to capacity ratio stood at 100% for the second quarter of 2006 compared to 94% in the second quarter of 2005. This increase was mainly due to higher shipments on a year-over-year basis, primarily on account of better market conditions, except for mills that were permanently closed, as well as the impact of shipments from inventory for the Ottawa and Cornwall mills, which were closed in the first quarter of 2006.
     Our pulp shipments increased by 13,000 tonnes in the second quarter of 2006 compared to the second quarter of 2005 despite the temporary shutdown of the Lebel-sur-Quévillon pulp mill in November 2005 due to unfavorable economic conditions. This increase in trade shipments resulted from the diversion of internal sales to trade sales pursuant to permanent mills closures mentioned above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Labor
Certain collective agreements expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees) and in April 2005 for our Windsor paper mill (affecting approximately 760 employees). Negotiations are ongoing for several sawmill and forestry operations as well as for one of our converting centers. In July 2006, an agreement in principle was reached with the union at the Windsor mill and is subject to ratification.
Restructuring
In November 2005, we announced the permanent shutdown of our Cornwall pulp and paper mill as well as our Ottawa paper mill, which became effective at the end of the first quarter of 2006. As a result, the book value of these mills was reduced to their net recoverable value. We also announced our intention to seek a buyer for our Vancouver coated paper mill. Effective at the end of the second quarter of 2006, our Vancouver paper mill was not sold and has been permanently closed. In July 2006, we reached an agreement to sell our Vancouver paper mill property for a total consideration of approximately $24 million, which represents its approximate net recoverable value. This agreement is subject to a number of closing conditions and should be completed in the first quarter of 2007. These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions (including 390 positions already affected by the temporary closure of the Cornwall pulp and paper mill announced in the last quarter of 2004). We further announced that approximately 200 permanent positions, mainly related to our paper operations, will be eliminated by the end of 2006. In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network in order to increase productivity and optimized production. Some of these grades transfers have been completed in the second quarter of 2006 and efforts are ongoing to complete the remaining transfers.
Other
In November 2005, we announced the indefinite shut down of the Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. As of June 30, 2006, economic factors such as increasing fiber supply costs, energy and transportation costs, the strengthening of the Canadian dollar and labor costs that are not competitive, did not allow us to reopen the pulp mill and operate profitably. As a result, the Lebel-sur-Quévillon pulp mill was indefinitely idled rather than permanently shut down. By the end of May 2006, we had to meet our obligations under Quebec law with respect to temporary lay-offs of more than six months. These obligations resulted in a severance payments of approximately $7 million. In 2003, as a result of the operating loss at the Lebel-sur-Quévillon pulp mill, we conducted an impairment test on the long-lived assets of the pulp mill. As a result of this test, we recorded an impairment loss in December 2003 of $201 million to write down the assets to its fair value.
     In July 2006, we settled a contract dispute with one of our customers that mutually resolved our differences, resulting in a payment to Domtar of approximately $13 million (US$12 million) that was received in July 2006. Also in July 2006, we signed an agreement, subject to certain closing conditions, to sell a parcel of timberlands for $11 million (US$10 million).
     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec, for proceeds of $6 million and a corresponding gain of $4 million ($3 million after taxes).

MANAGEMENT’S DISCUSSION AND ANALYSIS
PAPER MERCHANTS

	Three months ended		Six months ended
		June 30		June 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars)

Sales	256	260	533	519

EBITDA	3	5	8	11

Operating profit from continuing operations	3	4	7	9

SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Our Paper Merchants business generated sales of $256 million in the second quarter of 2006, a decrease of $4 million or 2% compared to the second quarter of 2005. This decrease was mainly attributable to the negative impact of a stronger Canadian dollar partially offset by higher average selling prices and shipments. On a year-to-date basis, sales amounted to $533 million in 2006, reflecting a $14 million or 3% increase over sales of $519 million in 2005. This increase was attributable to higher shipments, partially offset by the negative impact of a stronger Canadian dollar.
     Operating profit from continuing operations amounted to $3 million in the second quarter of 2006 compared to $4 million in the second quarter of 2005. The $1 million decrease in operating profit from continuing operations was primarily due to lower margins partially offset by higher shipments and operating cost reductions. Operating profit from continuing operations totaled $7 million in the first half of 2006 compared to $9 million in the first half of 2005. This $2 million decrease in year-to-date operating profit from continuing operations is largely due to the same factors explained above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
WOOD

	Three months ended		Six months ended
		June 30		June 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales
Lumber sales	115	151	231	289
Wood chips and other sales	15	50	47	97

Sub-total	130	201	278	386
Intersegment sales	(13)	(38)	(28)	(72)

	117	163	250	314

EBITDA	(1)	22	2	39
Closure and restructuring[1]	1	—	1	—
Legal settlement[1]	—	—	(1)	—

EBITDA, excluding specified items	—	22	2	39

Operating profit (loss) from continuing operations	(10)	11	(15)	17
Closure and restructuring[1]	1	—	1	—
Legal settlement[1]	—	—	(1)	—

Operating profit (loss) from continuing operations, excluding specified items	(9)	11	(15)	17

Shipments (millions of FBM)	270	304	526	584

Shipments by product offering (%):
Random lengths	35	31	36	32
Studs	36	36	35	36
Value-added	25	28	25	27
Industrial	4	5	4	5

Total	100	100	100	100

Benchmark prices[2]:
Lumber 2x4x8 stud G.L. (US$/MFBM)	371	432	381	448
Lumber 2x4 R/L G.L., # 1 & 2 (US$/MFBM)	386	429	398	446

Lumber duties (cash deposits)	7	16	13	30

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Wood business amounted to $117 million in the second quarter of 2006, a decrease of $46 million or 28% compared to sales of $163 million in the second quarter of 2005. This decrease is largely attributable to lower average selling prices and shipments as well as to the negative impact of a stronger Canadian dollar. On a year-to-date basis, sales in our Wood business totaled $250 million in 2006 compared to $314 million in 2005. This $64 million or 20% decrease in sales was attributable to the same factors mentioned above.
Operating loss from continuing operations in our Wood business totaled $10 million (or $9 million when excluding specified items) in the second quarter of 2006 compared to an operating profit from continuing operations of $11 million in the second quarter of 2005 (or $11 million when excluding specified items). Excluding specified items, the $20 million increase in operating loss from continuing operations was mainly attributable to lower average selling prices and shipments for lumber and chips, as well as the negative impact of a stronger Canadian dollar. These factors were partially offset by lower duties on our softwood lumber exports to the U.S. and the Ontario government’s one-time retroactive reduction in Crown stumpage fees, related to 2005 and 2006, in the amount of $7 million. On a year-to date basis, operating loss from continuing operations in our Wood business amounted to $15 million in 2006, a decrease of $32 million over an operating profit from continuing operations of $17 million in 2005 for the same reasons as noted above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Cash deposits of $7 million were made on our softwood lumber exports to the U.S. in the second quarter of 2006 compared to $16 million in the second quarter of 2005. The $9 million decrease in duties was largely due to the decrease in countervailing and antidumping duties rates (the total countervailing and antidumping duties rate was decreased gradually from 21.21% in December 2004 to 20.15% in February 2005, and in December 2005, the rate was lowered to 10.80%). Since May 22, 2002, cash deposits of $211 million (US$161 million) for countervailing and antidumping duties have been made and expensed by Domtar. On April 27, 2006, the Canadian and U.S. Governments signed a term sheet which addresses both the refund of deposits and the next seven years of softwood lumber imports into the U.S. On July 1, 2006, the Canadian Government and U.S. Government signed a detailed managed trade agreement based upon the term sheet. The major provincial industry groups, as well as the largest forestry union (CEP), have rejected this proposal as commercially unsound. Ratification of the final agreement is subject to certain prior conditions being met, namely:
•	100% of litigation against the U.S. Government by Canadian companies must be terminated,

•	Canadian companies accounting for at least 95% of duties paid must assign their deposits to the U.S. Government, and

•	enabling legislation must be passed in the Parliament of Canada, likely following a full parliamentary debate in late September 2006.
For these reasons, ratification of the final agreement cannot be assured.
PRICING ENVIRONMENT
Average transaction prices for Great Lakes 2x4x8 stud decreased by US$61/MFBM and average transaction prices for Great Lakes 2x4 random length decreased by US$43/MFBM in the second quarter of 2006 compared to the second quarter of 2005.
OPERATIONS
In November 2005, due to reduced softwood fiber allocations which are expected to increase fiber costs in Quebec, we announced the permanent closures of our Grand-Remous and Malartic sawmills, which became effective in the second quarter of 2006. As a result, the book value of these sawmills was reduced to their net recoverable value. These closures impacted approximately 200 permanent positions. Subject to the government’s approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. This will ensure more efficient operations by going to three shifts and will offer the possibility for approximately 80 employees from the closed sawmills to obtain new positions created by an additional shift. We are currently working with a partner, and in collaboration with the Quebec government, on a value-added project to use the Grand-Remous and Malartic infrastructures. In June 2006, we signed an agreement in principle with TechCana related to the sale of certain assets located at those sawmills, which should be completed in the third quarter of 2006. This transaction is subject to the satisfaction of a number of closing conditions
In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions, caused us to indefinitely idle our adjacent sawmill since it lacked steam from the pulp mill to dry its green lumber. The Lebel-sur-Quévillon sawmill restarted temporarily in the second quarter of 2006 in order to process its roundwood inventory. Further temporary shutdowns may be necessary in other sawmills in the near term in order to reduce chip inventories.
In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005. This measure impacted 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber resulting from the Chapleau closure and the resulting fiber swap with Tembec.
We will continue examining opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
Fiber supply
The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we were permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume has a corresponding increase in the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber to mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate at a level significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PACKAGING

	Three months ended		Six months ended
		June 30		June 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales	161	169	313	327

EBITDA	25	22	44	43
Closure and restructuring costs[1]	—	—	1	—
Gain on sales of property, plant and equipment[1]	—	—	—	(3)
Unrealized mark-to-market (gains) losses[1]	(2)	1	(7)	2

EBITDA, excluding specified items	23	23	38	42

Operating profit from continuing operations	16	11	27	24
Closure and restructuring costs[1]	—	2	1	2
Gain sales of property, plant and equipment[1]	—	—	—	(3)
Unrealized mark-to-market (gains) losses[1]	(2)	1	(7)	2

Operating profit from continuing operations, excluding specified items	14	14	21	25

Shipments[2]:
Containerboard (in thousands of ST)	80	80	163	164
Corrugated containers (in millions of square feet)	1,777	1,791	3,425	3,422

Benchmark prices[3]:
Unbleached kraft linerboard, 42 lb East (US$/ton)	565	490	540	495

[1]	Refer to “Specified items affecting results and non-GAAP measures.”

[2]	Represents 50% of Norampac’s trade shipments.

[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Our 50% share of Norampac’s sales amounted to $161 million in the second quarter of 2006, a decrease of $8 million or 5% compared to the second quarter of 2005. This decrease was mainly attributable to the negative impact of a stronger Canadian dollar and lower shipments for corrugated containers partially offset by higher average selling prices for containerboard and corrugated containers. On a year-to-date basis, our 50% share of Norampac’s sales amounted to $313 million in 2006, a decrease of $14 million or 4% compared to 2005 for the same reasons as mentioned above.
     Our 50% share of Norampac’s operating profit from continuing operations amounted to $16 million (or $14 million when excluding specified items) in the second quarter of 2006 compared to an operating profit from continuing operations of $11 million (or $14 million when excluding specified items) in the second quarter of 2005. Operating profit from continuing operations excluding specified items was stable as the negative impact of a stronger Canadian dollar and higher energy cost was offset by higher average selling prices for containerboard and corrugated containers and lower fiber and freight costs. On a year-to-date basis, our 50% share of Norampac’s operating profit from continuing operations amounted to $27 million (or $21 million when excluding specified items) compared to $24 million (or $25 million when excluding specified items) in 2005. This decrease of $4 million in operating profit from continuing operations excluding specified items resulted from the same reasons as mentioned above.
PRICING ENVIRONMENT
Norampac’s average transaction prices for containerboard, denominated in U.S. dollars, increased in the second quarter of 2006 compared to the second quarter of 2005, as did its average transaction prices for corrugated containers, also denominated in U.S. dollars, Its average transaction prices, denominated in Canadian dollars, for containerboard decreased slightly in the second quarter of 2006 compared to the second quarter of

MANAGEMENT’S DISCUSSION AND ANALYSIS
2005 as the rise of the Canadian dollar almost completely negated the U.S. dollar denominated prices increases, while its average transaction prices for corrugated containers in Canadian dollars was stable versus the second quarter of 2005.
OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, decreased slightly to 60% in the second quarter of 2006, versus 63% in the second quarter of 2005. This was primarily due to the effect of the acquisition of three corrugated products converting plants from Standard Paper Box Canada Inc. in October 2005.
     In the second quarter of 2005, as part of its reorganization plan of its Quebec operations, Norampac announced the closure of its Montreal corrugated products plant, which occurred in December 2005. The closure of the Montreal plant impacted approximately 215 employees.
     During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).
FINANCING EXPENSES AND
INCOME TAXES

FINANCING EXPENSES
In the second quarter of 2006, financing expenses amounted to $41 million (or $43 million when excluding specified items of $2 million relating to a foreign exchange gain on translation of a portion of our long-term debt) compared to $39 million (or $37 million when excluding specified items of $2 million relating to a foreign exchange loss on the translation of a portion of our long-term debt) in the second quarter of 2005. The $6 million increase in financing expenses when excluding specified items was largely due to higher interest rates and borrowings on a year-over-year basis, partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense. In the first six months of 2006, financing expenses amounted to $80 million (or $82 million when excluding specified items) compared to $73 million (or $73 million excluding specified items) in the first six months of 2005. This $9 million increase in financing expenses when excluding specified items is largely due to the same reason explained above.
INCOME TAXES
In the second quarter of 2006, our income tax recovery totaled $10 million compared to an income tax recovery of $7 million in the second quarter of 2005. On a year-to-date basis, our income tax recovery totaled $32 million in 2006 compared to $15 million in 2005. The variation in our income tax recovery results from a combination of factors, including a tax recovery adjustment of $4 million recorded in the second quarter of 2006 due to a decrease in statutory enacted income tax rates, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.
BALANCE SHEET

Our total consolidated assets were $4,923 million as at June 30, 2006 compared to $5,192 million as at December 31, 2005. Receivables amounted to $282 million as at June 30, 2006, a decrease of $12 million when compared to $294 million as at December 31, 2005. This decrease is mostly due to an increase in our securitized receivables as well as mill closures, partially offset by higher average selling prices for most of our key products. Inventories as at June 30, 2006 totaled $626 million, a decrease of $89 million when compared to $715 million as at December 31, 2005. This decrease is mostly attributable to lower levels of raw materials (wood inventory) due to build-up made in December in anticipation of wet weather conditions in the winter months, higher shipment levels compared to production, as well as mill closures. Property, plant and equipment as at June 30, 2006 amounted to $3,426 million compared to $3,634 million as at December 31, 2005. This $208 million decrease was mainly attributable to a greater level of amortization expense compared to capital expenditures and by the impact of a stronger Canadian dollar (based on month-end exchange rate) on our U.S. mill assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
     Trade and other payables stood at $536 million as at June 30, 2006, a decrease of $115 million compared to $651 million as at December 31, 2005. This decrease is mainly attributable to the timing of payments and expenses in June 2006 versus December 2005, as well as mill closures. Long-term debt (including the portion due within one year) stood at $2,176 million as at June 30, 2006, a decrease of $83 million compared to $2,259 million as at December 31, 2005. This decrease is mainly due to the positive impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. dollar denominated debt. Future income tax liabilities stood at $247 million as at June 30, 2006, a $45 million decrease compared to $292 million as at December 31, 2005. This decrease is primarily due to the increase in operating loss carryforwards.
LIQUIDITY AND
CAPITAL RESOURCES

	Three months ended		Six months ended
		June 30		June 30
FREE CASH FLOW	2006	2005	2006	2005
(In millions of Canadian dollars)

Cash flows provided from operating activities of continuing operations before changes in working capital and other items	79	93	107	183
Changes in working capital and other items	(21)	(44)	(63)	(158)

Cash flows provided from operating activities of continuing operations	58	49	44	25
Net additions to property, plant and equipment	(33)	(37)	(57)	(65)

Free cash flow[1]	25	12	(13)	(40)

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities of continuing operations, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Our principal cash requirements are for working capital, capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the sale of assets or through new financings, subject to satisfactory market conditions and / or credit ratings.
OPERATING ACTIVITIES
Cash flows provided from operating activities of continuing operations totaled $58 million in the second quarter of 2006 compared to $49 million in the second quarter of 2005. This $9 million improvement in cash flows generated from continuing operations mainly reflects decreased requirements for working capital partially offset by reduced profitability. On a year-to-date basis, cash flows provided from operating activities of continuing operations totaled $44 million in 2006 compared to $25 million in 2005. This $19 million increase mainly reflects decreased requirements for working capital partially offset by reduced profitability. The first quarter of the year is typically impacted by seasonally high requirements for working capital, which are usually not reversed until the fourth quarter of the year. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.
INVESTING ACTIVITIES
Cash flows used for investing activities of continuing operations totaled $33 million in the second quarter of 2006 compared to $36 million in the second quarter of 2005. The $3 million decrease in cash flows used for investing activities was mainly attributable to fewer net additions to property, plant and equipment. On a year-to-date basis, cash flows used for investing activities of continuing operations amounted to $60 million

MANAGEMENT’S DISCUSSION AND ANALYSIS
in 2006 compared to $68 million in 2005. The $8 million decrease in cash flows used for investing activities was mainly attributable to the same factors mentioned above. We intend to limit our annual capital expenditures to below 75% of amortization. Capital expenditures required to maintain existing operations are approximately $120 million annually.
     Free cash flow in the second quarter of 2006 was positive $25 million compared to positive $12 million in the second quarter of 2005. The $13 million increase in free cash flow generated primarily reflects decreased requirements for working capital, including the benefits of additional receivables sold through our securitization program, partially offset by a deterioration in profitability. Free cash flow in the fist six months of 2006 was negative $13 million compared to negative $40 million in the first six months of 2005. This $27 million increase in free cash flow generated is attributable to the same reasons mentioned above.
FINANCING ACTIVITIES
In the second quarter of 2006, cash flows used for financing activities of continuing operations amounted to $19 million compared to cash flows provided of $23 million in the second quarter of 2005. This $42 million decrease in cash flows provided from financing activities of continuing operations is largely attributable to a decrease in the net borrowing under our revolving credit facility. On a year-to-date basis, cash flows provided from financing activities of continuing operations amounted to $38 million in 2006 compared to $82 million in 2005. This $44 million decrease in cash flows provided from financing activities of continuing operations is largely attributable to an increase in bank indebtedness.
     On October 27, 2005, as part of its plan to improve its free cash flow availability, Domtar announced that it was suspending its $0.24 per common share dividends. This decision will result in annual cash savings of approximately $55 million, based on the $0,24 per common share dividend Domtar had been paying at the time of the suspension.

	As at	As at
	June 30,	December 31,
NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1]	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Bank indebtedness	62	21
Long-term debt (including portion due within one year)	2,176	2,259
Cash and cash equivalents	(94)	(83)

Net debt	2,144	2,197
Shareholders’ equity	1,556	1,609

Total capitalization	3,700	3,806

Net debt-to-total capitalization (%)	57.9%	57.7%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
As at June 30, 2006, our net debt-to-total capitalization ratio stood at 57.9% compared to 57.7% as at December 31, 2005. Net indebtedness, including $200 million representing our 50% share of the net indebtedness of Norampac, was $2,144 million as at June 30, 2006. This compares to $2,197 million as at December 31, 2005, including $200 million for our 50% share of the net indebtedness of Norampac. The $53 million decrease in net indebtedness was largely due to the positive impact of a stronger Canadian dollar (based on month-end exchange rates).
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This amount was reduced to US$600 million pursuant to an amendment to this facility in November 2005. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or U.S. prime rate. This new credit facility also requires commitment fees that vary with our credit rating.
     On November 23, 2005, Domtar amended its credit facility maturing in 2010 in order to improve financial flexibility. This amendment contains certain financial covenants which require Domtar, excluding the proportionate consolidation of Norampac, on a rolling four quarter basis, to maintain (a) a minimum EBITDA to interest ratio of 1.05 : 1.0 in early 2006, increasing gradually over time to 1.5 : 1.0 by the end of 2006, to 1.75 : 1.0 by the end of 2007 and 2.5 : 1.0 at the beginning of 2008, excluding from the calculation most of the charges related to our

MANAGEMENT’S DISCUSSION AND ANALYSIS
restructuring plans, and (b) a minimum EBITDA of $225 million in 2006, increasing to $325 million in 2007, as calculated in accordance with our credit facility which exclude from the calculation most of the charges related to our restructuring plans. There is no minimum EBITDA requirement after 2007. Domtar, including the proportionate consolidation of Norampac, on a quarterly basis, is required not to exceed a maximum debt-to-total capitalization ratio of 60%, excluding from the calculation most of the impact of the restructuring plans. The amendment also included a reduction in the size of the facility from US$700 million to US$600 million, and provided for guarantees by Domtar’s subsidiaries.
     As at June 30, 2006, the credit facility had drawings totaling US$148 million ($165 million), US$20 million ($22 million) of letters of credit outstanding and US$4 million ($4 million) drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$428 million ($478 million) of availability for future drawings under this facility. As of December 31, 2005, we had drawings of US$137 million ($160 million), US$18 million ($21 million) of letters of credit outstanding and US$13 million ($15 million) drawn in the form of bank overdraft and included in “Bank indebtedness.”
     As at June 30, 2006, we had a provision of $4 million related to these letters of credit ($4 million as at December 31, 2005). In addition, as at June 30, 2006, separate letters of credit of $3 million ($5 million as at December 31, 2005) were outstanding. No provisions relating to these letters of credit were recorded.
     Our borrowing agreements contain restrictive covenants. See the discussion above for covenants related to our unsecured bank credit facility. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, excluding the proportionate consolidation of Norampac, but do not restrict the incurrence of new long-term debt related to the purchase of property or the replacement of existing long-term debt or the issuance of short-term debt. We believe that new long-term borrowings for the remainder of 2006, if any, would be used to finance the purchase of property, with any remaining cash requirements, if any, financed by short-term borrowings. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

CREDIT RATINGS

RATING AGENCY	SECURITY	RATING

Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (low)
	Preferred Shares	Pfd-4
Moody’s Investors Services	Unsecured Notes and Debentures	B1
Standard & Poor’s	Unsecured Notes and Debentures	B+

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fifth best rating in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the sixth best rating in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the higher end of this rating category. The rating by Standard & Poor’s (S&P) is the sixth best rating in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. Moody’s and S&P have a “negative outlook” and DBRS has a “stable outlook” with respect to our credit ratings.
     Since January 2005, our rating with DBRS fell from BBB (low) to BB (low). Our rating with Moody’s fell from Baa3 to B1, and our rating with S&P fell from BBB- to B+. These reductions in our credit ratings have significantly impacted our access to and cost of capital and financial flexibility. Further reductions in our credit ratings would have an added negative impact on our financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.
Common shares
In the second quarter of 2006, common shares amounting to $1 million ($2 million on a year-to-date basis) were issued, net of expenses, pursuant to our stock option and share purchase plans versus $1 million ($4 million on a year-to-date basis) in the second quarter of 2005.
     As at June 30, 2006, we had 231,325,527 common shares, 67,476 Series A Preferred Shares and 1,290,000 Series B Preferred Shares issued and outstanding.
     As at June 30, 2006, we had 4,872,495 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and a receivable securitizations program. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2005 can be found on pages 42 and 43 of our 2005 Annual Report1. Other than the finalization of a new three year agreement for the securitization of receivables in February 2006, off balance sheet arrangements have not changed materially since December 31, 2005. As at June 30, 2006 and December 31, 2005, the value of securitized receivables amounted to $193 million and $163 million, respectively.
GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2005 can be found on page 43 of our 2005 Annual Report1 and have not changed materially since December 31, 2005.
CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS

     In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operations leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2005 can be found on page 44 of our 2005 Annual Report1 and have not materially changed since December 31, 2005.
     For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2005 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SELECTED QUARTERLY FINANCIAL INFORMATION

     Selected quarterly financial information for the ten most recently completed quarters ending June 30, 2006 is disclosed below.

SELECTED QUARTERLY		2004					2005					2006
FINANCIAL INFORMATION		1st	2nd	3rd	4th	Year	1st	2 nd	3rd	4th	Year	1 st	2nd

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,214	1,324	1,309	1,183	5,030	1,236	1,267	1,241	1,138	4,882	1,191	1,159

EBITDA		63	124	161	63	411	126	131	53	(50)	260	74	104
Excluding specified items		66	130	160	62	418	127	131	64	(44)	366	65	122

Operating profit (loss) from continuing operations		(26)	33	71	(25)	53	38	37	(44)	(372)	(341)	(6)	26
Excluding specified items		(23)	39	70	(15)	71	39	39	(26)	(53)	(1)	(15)	44

Earnings (loss) from continuing operations		(39)	2	32	(34)	(39)	13	6	(48)	(278)	(307)	(22)	(3)
Excluding specified items		(35)	8	26	(28)	(29)	12	7	(35)	11	(5)	(29)	(1)

Earnings (loss) from continuing operations per share (in dollars):
Basic		(0.17)	0.01	0.14	(0.15)	(0.17)	0.06	0.02	(0.21)	(1.22)	(1.35)	(0.10)	(0.01)
Basic, excluding specified items		(0.15)	0.03	0.11	(0.12)	(0.13)	0.05	0.03	(0.15)	0.05	(0.02)	(0.13)	0.01

Net earnings (loss)		(44)	(1)	29	(26)	(42)	10	2	(52)	(348)	(388)	(24)	(9)

Net earnings (loss) per share (in dollars):
Basic		(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)	(0.10)	(0.04)
Diluted		(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)	(0.10)	(0.04)

Trade shipments from continuing operations
Papers (in thousands of ST)		653	640	625	566	2,484	616	597	642	577	2,432	633	572
Market pulp (in thousands of ADMT)		190	181	165	197	733	132	141	160	141	577	135	154
Lumber (in millions of FBM)		228	267	272	242	1,009	280	304	264	259	1,107	256	270
Containerboard (in thousands of ST)		77	74	75	74	300	84	80	82	76	322	83	80
Corrugated containers (in millions of SF)		1,630	1,736	1,767	1,669	6,802	1,631	1,791	1,738	1,708	6,868	1,648	1,777

Benchmark prices [1]
Papers
Copy 20 lb sheets	(US$/ST)	723	783	818	850	794	817	843	813	803	820	820	890
Offset 50 ln rolls	(US$/ST)	587	652	715	750	676	733	753	713	703	726	765	840
Coated publication, no. 3, 60 lb rolls	(US$/ST)	775	772	827	870	811	870	920	913	903	902	900	910
Pulp NBSK — U.S. market	(US$/ADMT)	600	660	670	630	640	670	653	625	638	647	653	707
Pulp NBHK — Japan market [2]	(US$/ADMT)	467	520	510	465	490	497	538	535	535	526	542	572
Wood
Lumber 2x4x8 stud G.L.	(US$/MFBM)	368	435	461	401	417	462	433	397	379	418	391	371
Lumber 2x4 R/L G.L., # 1 & 2	(US$/MFBM)	431	495	502	409	459	462	429	397	392	420	409	386
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ST)	412	462	500	500	468	500	490	448	475	478	515	565

Average exchange rates	CAN$	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.202	1.173	1.211	1.155	1.122
	US$	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826	0.866	0.891

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS
     The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong, while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year and average selling prices for paper and pulp increased. Volumes of pulp, lumber and packaging products were higher although paper shipments decreased. Meanwhile, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs for purchased chemicals, wood, energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the third quarter of 2005, however, showed a marked deterioration. Despite higher shipments for paper and pulp, average selling prices were lower for most of our major products and shipments for lumber and packaging products were lower as well. In addition, our results continued to be negatively affected by the persistent strengthening of the Canadian dollar, as well as by higher costs for purchased energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the fourth quarter of 2005 continued to deteriorate. Shipments for products in the fourth quarter of 2005 were lower than in the third quarter, mainly due to seasonally weaker demand. In addition, pulp shipments were affected by the temporary closure of the Lebel-sur-Quévillon pulp mill in late November 2005. We also continued to be negatively affected by the strengthening of the Canadian dollar, lower average selling prices for our paper and lumber products, and higher costs for purchased energy and freight.
     The first quarter of 2006 reflected an improvement in all of our businesses over the fourth quarter of 2005. Our results benefited from higher average selling prices for the majority of our products and higher shipments for paper. Nonetheless, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs, especially for freight and energy. In light of this difficult context, we continued to carry out our announced closure and restructuring initiatives, with the definite closures of our Cornwall and Ottawa mills effective at the end of the first quarter of 2006. Results for the second quarter of 2006 continued to improve for the majority of our businesses when compared to the first quarter of 2006. Although our earnings were negatively impacted by lower shipment for pulp and paper, lower average selling price for lumber and the continued strengthening of the Canadian dollar, we benefit from higher average selling prices for pulp, paper and packaging products, higher shipments for corrugated containers and the realization of savings stemming from our restructuring initiatives. As of June 30, 2006, our Cornwall pulp and paper mill, Ottawa paper mill, Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down.
CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.
     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2005, as well as the effect of changes to these estimates can be found on pages 48 to 53 of our 2005 Annual Report1 and have not materially changed since December 31, 2005.

[1]	Our 2005 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
RISKS AND UNCERTAINTIES

The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.
PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.
     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North American or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber and other input costs, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also impact our competitive position.
     In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives.
     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. See “Sensitivity Analysis.”
     Any substantial shift in demand for our products or sustained period of low prices could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices for similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers, distributors and customers, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, realization of anticipated cost savings, performance of manufacturing operations, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy, fiber and other raw material prices, and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fiber supply
We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.
     The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we were permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
Labor
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial results and financial condition.
Cost savings
The Company has undertaken and may continue to undertake, productivity initiatives, including cost reduction programs and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed or will be beneficial to the Company. Also, there can be no assurance that any estimated cost savings from such activities will be realized.
Significant customers
Although no single customer accounts for more than 10% of our consolidated sales, if any of our significant customers reduces, delays or cancels substantial orders for any reason, our business and results of operations could be negatively affected, particularly for the quarter in which the delay or cancellation occurs.
ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our business, financial results and financial condition.
     Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our business, financial results and financial condition.
     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject

MANAGEMENT’S DISCUSSION AND ANALYSIS
to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.
LUMBER EXPORT DUTIES
Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States at an aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since January 1, 2005, cash deposits for countervailing and antidumping duties were being made and expensed by Domtar at new rates decreasing from 21.21% in December 2004 to 20.15% in February 2005, that is, from 17.18% to 16.37% for countervailing and from 4.03% to 3.78% for antidumping. In December 2005, the rate was lowered to 10.80%, that is, 8.70% for countervailing and 2.10% for antidumping.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.
LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our business, financial results and financial condition.
CAPITAL AND LIQUIDITY
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations, as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control, or that, in the event we fail to comply with our debt covenants, we will be able to renegotiate our credit agreements on terms which will be satisfactory.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, we are exposed to certain financial risks. Except for two interest rate swap contracts of Norampac, which were assumed through business acquisitions, we do not use derivative instruments for speculative purposes. More information on financial instruments is presented in Note 19 of the consolidated financial statements of Domtar’s last annual report.
INTEREST RATE RISK
We are exposed to interest rate risk arising from fluctuations in interest rates on cash and cash equivalents, bank indebtedness, bank credit facility and long-term debt. We may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts. Amounts accounted for under interest rate swap contracts are included in “Financing expenses.”
     For the two interest rate swap contracts of Norampac, which are used for speculative purposes, the change in their fair value is recorded in “Selling, general and administrative” expenses.
CREDIT RISK
We are exposed to credit risk on the accounts receivable from our customers. In order to reduce this risk, we reviews new customers’ credit histories before granting credit and conduct regular reviews of existing customers’ credit performance.
     We are also exposed to credit risk in the event of non-performance by counterparties to our financial instruments. We minimizes this exposure by entering into contracts with counterparties that are believed to be of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, we have entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. We hedge our foreign exchange exposure on anticipated sales denominated in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Sales.”
PRICE RISK
We are exposed to price risk on purchases of bunker oil, sales of NBSK pulp, sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity. We hedge our exposure to price risk associated with purchases of bunker oil and electricity through the use of cash settled commodity swaps. Resulting gains and losses are recognized when the designated purchase is recognized and are included in “Cost of sales.” For the exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper, we do not meet the requirements for hedge accounting. As a result, we account for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON [1,2]
(In millions of Canadian dollars, unless otherwise noted)	OPERATING		NET	EARNINGS
	PROFIT[7]		EARNINGS	PER SHARE
				(in dollars)

Each US$10/unit change in the selling price of the following products:[3,4]
Papers
Copy and offset grades	17		11	0.05
Uncoated commercial printing & publication and premium imaging grades	4		3	0.01
Coated commercial printing & publication grades	1		1	0.00
Technical & specialty grades	4		3	0.01
Pulp — net position	10		7	0.03
Wood
Lumber	12		8	0.04
Packaging
Containerboard	9		6	0.02

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)[3]
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[6]	7	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	n/a		3	0.01

Energy[3,5] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	2		1	—
Crude oil: US$1/barrel change in price before hedging	1		1	—

[1]	Based on an exchange rate of $1.1905.

[2]	Based on a marginal tax rate of 35%.

[3]	Assumes the permanent closure of the Cornwall, Ottawa and Vancouver mills, effective January 1, 2006.

[4]	Based on budgeted capacity (in tons, tonnes or MFBM).

[5]	Based on budgeted 2006 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.

[6]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $12 million.

[7]	Operating profit is a non-GAAP measure; see section “Specified items affecting results and non-GAAP measures.”
Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
BENCHMARK PRICES

												Average	Q2	Q2
BENCHMARK PRICES[1]		1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	1996 +	2005	2006

Papers
Copy 20 lb sheets	(US$/ton)	848	769	780	778	877	815	776	768	794	820	803	843	890
Offset 50 lb rolls	(US$/ton)	736	756	666	659	757	719	692	628	676	726	702	753	840
Coated publication, no. 3, 60 lb rolls	(US$/ton)	943	941	909	851	948	853	767	804	811	902	873	920	910
Pulp NBSK — U.S. market	(US$/ADMT)	586	588	544	541	685	558	491	553	640	647	583	653	707
Pulp NBHK — Japan market[2]	(US$/ADMT)	501	514	444	508	681	485	427	470	490	526	505	538	572
Wood
Lumber 2x4x8 stud G.L.	(US$/MFBM)	403	386	375	390	319	345	336	327	417	418	372	433	371
Lumber 2x4 R/L G.L., # 1 & 2	(US$/MFBM)	441	447	377	440	351	345	331	340	459	420	395	429	386
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	371	336	373	400	468	445	427	421	468	478	419	490	565
Average exchange rates	CAN$	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301	1.211		1.244	1.122
	US$	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769	0.826		0.804	0.891

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
HISTORICAL PRICES
KEY BENCHMARK PRICES
1996 TO 2005
PRODUCTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
OUTLOOK

The Papers segment continues to enjoy improved market conditions in our core uncoated freesheet markets. While we remain concerned by the potentially negative consequences of the softwood lumber negotiations, we expect a favorable pulp, paper, and containerboard market environment for the remainder of 2006, and we are determined to achieve the full potential of our restructuring plan.
INTERNAL CONTROLS

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109F2 “Certification of Interim Filings” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.
Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.